Exhibit 99.1

Interim Consolidated Financial Statements
(Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Three and nine months ended September 30, 2010 and 2009

MINEFINDERS CORPORATION LTD.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30, 2010	December 31, 2009
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$7,887	$30,406
Accounts receivable (note 4)	6,598	4,219
Inventory (note 5)	40,887	25,765
Prepaid expenses	1,291	1,950
	56,663	62,340

Mineral property, plant and equipment (note 6)	236,876	217,874
	$293,539	$280,214

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$10,902	$9,378

Long-term debt (note 7)	76,324	71,405

Asset retirement obligation (note 8)	4,344	3,445

Future income tax liability	8,390	-

Shareholders’ equity:
Capital stock (note 9)	274,605	272,633
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus	22,116	20,488
Deficit	(135,577)	(129,570)
Accumulated other comprehensive income	5,069	5,069
	193,579	195,986

Nature of operations (note 1)
Subsequent event (note 7)
	$293,539	$280,214

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

Three and nine months ended September 30, 2010 and 2009

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Revenue	$13,623	$24,053	$61,651	$47,378

Expenses:
Operating expenses (note 5)	8,272	14,526	33,575	26,865
Royalties	424	703	1,868	1,398
Amortization and depletion	1,682	3,621	7,760	6,943
Accretion of asset retirement obligation	76	41	213	116
Exploration	949	1,694	3,638	3,182
Corporate administration	1,379	2,064	4,869	6,089
Stock based compensation	258	-	2,724	3,387
	13,040	22,649	54,647	47,980

Income (loss) from operations	583	1,404	7,004	(602)

Other income (expense):
Interest income	1	17	103	206
Interest expense and finance fees	(1,100)	(1,375)	(3,192)	(4,428)
Accretion of convertible note discount	(1,621)	(1,527)	(4,919)	(4,509)
Foreign exchange gain (loss)	14	814	(65)	729
	(2,706)	(2,071)	(8,073)	(8,002)

Loss before income taxes	(2,123)	(667)	(1,069)	(8,604)

Income taxes:
Current income tax expense	(25)	-	(121)	-
Future income tax expense	(2,673)	-	(4,817)	-
	(2,698)	-	(4,938)	-

Net loss and comprehensive loss for the period	$(4,821)	$(667)	$(6,007)	$(8,604)
Loss per share – basic and diluted	$(0.07)	$(0.01)	$(0.09)	$(0.15)
Weighted average shares outstanding – basic and diluted	65,982,623	59,281,684	65,860,996	59,126,602

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of United States dollars)

	Shares	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income	Total

Balance, December 31, 2008	59,006,956	$210,569	$27,366	$18,053	$(125,251)	$5,069	$135,806
Exercise of stock options	215,576	2,049	-	(952)	-	-	1,097
Exercise of warrants	500	2	-	-	-	-	2
Stock-based compensation	-	-	-	3,387	-	-	3,387
Issue of common shares for cash, net of share issue costs	6,550,000	60,013	-	-	-	-	60,013
Net loss	-	-	-	-	(4,319)	-	(4,319)

Balance, December 31, 2009	65,773,032	272,633	27,366	20,488	(129,570)	5,069	195,986
Exercise of stock options	236,224	1,966	-	(1,096)	-	-	870
Exercise of warrants	1,150	6	-	-	-	-	6
Stock based compensation	-	-	-	2,724	-	-	2,724
Net loss	-	-	-	-	(6,007)	-	(6,007)
Balance, September 30, 2010	66,010,406	274,605	27,366	22,116	(135,577)	5,069	193,579

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

Three and nine months ended September 30, 2010 and 2009

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operations:
Net income (loss) for the period	$(4,821)	$(667)	$(6,007)	$(8,604)
Items not involving cash:
Amortization and depletion	1,682	3,621	7,760	6,943
Accretion of asset retirement obligation	76	41	213	116
Accretion of convertible notes discount	1,621	1,527	4,919	4,509
Unrealized foreign exchange loss (gain)	(58)	(733)	(113)	(1,091)
Future income tax expense	2,673	-	4,817	-
Stock based compensation	258	-	2,724	3,387
Other	-	-	9	-
Change in non-cash working capital balances:
Accounts receivable	1,345	(212)	(2,379)	1,337
Inventory	(7,005)	(1,281)	(11,489)	(8,941)
Prepaid expenses	(802)	(591)	659	(282)
Accounts payable and accrued liabilities	(169)	1,543	913	2,763
	(5,200)	3,248	2,026	137

Investments:
Mineral property, plant and equipment	(8,348)	(2,778)	(25,534)	(1,173)

Financing:
Net proceeds from issue of common shares	-	56,713	-	57,726
Exercise of stock options and warrants	56	-	876	-
Drawdown of revolving credit facility	-	-	-	4,500
Repayment of revolving credit facility	-	(5,500)	-	(14,500)
	56	51,213	876	47,726

Effect of exchange rates on cash and cash equivalents	58	733	113	1,091

Increase (decrease) in cash and cash equivalents	(13,434)	52,416	(22,519)	47,781

Cash and cash equivalents, beginning of period	21,321	21,383	30,406	26,018

Cash and cash equivalents, end of period	$7,887	$73,799	$7,887	$73,799

Supplementary information:
Interest paid	$-	$436	$1,995	$3,526
Taxes paid	-	-	-	-
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	180	159	686	386

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company commenced commercial production of gold and silver at its 100% owned Dolores gold and silver project in Mexico on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine prior to the commencement of commercial production, have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of presentation:

The unaudited interim consolidated financial statements are expressed in thousands of United States Dollars (US dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with preparation of the December 31, 2009 audited annual consolidated financial statements. The accounting principles in these unaudited interim consolidated financial statements conform, in all material respects, with those generally accepted in the United States (US GAAP) except as disclosed in note 10.

These unaudited interim consolidated financial statements may not include all information and note disclosures required by Canadian GAAP for annual financial statements, and should be read in conjunction with the December 31, 2009 audited annual consolidated financial statements.

3.	Changes in accounting policies:

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting. The Company expects to quantify the effects of the application of IFRS on the January 1, 2010 balance sheet by the end of 2010.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

4.	Receivables:

Of the $6,598 in receivables (December 31, 2009 - $4,219), $5,998 (December 31, 2009 - $3,718) is value added tax (VAT) paid in Mexico on goods and services for the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities.

5.	Inventory:

	September 30, 2010	December 31, 2009

Supplies	$4,663	$5,812
Ore stockpiles	1,852	1,325
Work in process	34,307	18,488
Finished goods	65	140
	$40,887	$25,765

The operating expenses balance on the statement of operations is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Mining costs	$6,024	$6,553	$19,384	$11,096
Processing costs	5,361	5,241	16,408	8,835
General and administrative costs	3,853	3,669	10,421	6,183
Change in inventory	(6,966)	(937)	(12,638)	751
	$8,272	$14,526	$33,575	$26,865

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the three and nine months ended September 30, 2010, $1,630 and $7,613, respectively, of inventoried amortization and depletion (2009 -$3,579 and $6,810) has been charged to amortization and depletion expense on the statement of operations. There have been no write-downs of inventory during the period.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

6.	Mineral property, plant and equipment:

Net carrying costs at September 30, 2010 and December 31, 2009 are as follows:

September 30, 2010	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$117,141	$144,697	$(35,271)	$236,242
Northern Sonora, Mexico	327	-	86	(51)	362
United States	98	-	243	(200)	141
Other	-	-	275	(144)	131
	$10,100	$117,141	$145,301	$(35,666)	$236,876

December 31, 2009	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total
Dolores Mine, Mexico	$9,675	$99,584	$131,131	$(23,041)	$217,349
Northern Sonora, Mexico	327	-	64	(45)	346
United States	98	-	236	(192)	142
Other		-	200	(163)	37
	$10,100	$99,584	$131,631	$(23,441)	$217,874

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

	(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

	(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

6.	Mineral properties, plant and equipment (continued):

(c)	Capitalized stripping costs:

Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	September 30, 2010	December 31, 2009
Balance, beginning of period	$2,942	$-
Capitalized stripping costs incurred	9,774	2,942
Depletion	(117)	-
Balance, end of period	$12,599	$2,942

7.	Long-term debt:

(a)	In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them. On conversion, the Company has the option to settle all or a portion of the obligation in cash.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the note liability ($76,324) is lower than its face value. The $27,366 equity component represents the fair value of the conversion feature net of $993 in issue costs. The difference between the $76,324 (December 31, 2009 - $71,405) carrying value and the face value of $85,000 is $8,676 (December 31, 2009 - $13,595), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 14.26%. The fair value of the debt component is $81,182 as at September 30, 2010 (December 31, 2009 - $78,865) using a market rate of 8.5% (including a credit risk adjustment applicable to the Company).

Subsequent to September 30, 2010, the Company completed the purchase and cancellation of an aggregate of $32,941 of the principal due under the 4.50% convertible senior notes, due December 15, 2011. In consideration for the purchased notes, the Company issued new 4.50% convertible senior Notes, due December 15, 2015 (the "New Notes"), in the aggregate principal amount of $36,235. Interest on the New Notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The New Notes are convertible into common shares at approximately $11.97 per share. A total of 3,027,152 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

7.	Long-term debt (continued):

(a)	Continued:

	September 30, 2010	December 31, 2009
Balance, beginning of period	$71,405	$65,364
Accretion of debt discount for the period	4,919	6,041
Balance, end of period	$76,324	$71,405
Convertible notes, equity component	$27,366	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $277,129 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at September 30, 2010, no amount (December 31, 2009 - no amount) was outstanding on the credit facility.

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to September 30, 2010 to be $4,344 (December 31, 2009 - $3,445). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $11,111, and the commencement of reclamation activities in 12.75 years.

	September 30, 2010	December 31, 2009
Balance, beginning of period	$3,445	$1,913
Liabilities incurred in the period	686	1,372
Accretion expense	213	160
Balance, end of period	$4,344	$3,445

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

9.	Shareholders equity:

At September 30, 2010, the Company had unlimited authorized common shares and 66,010,406 shares outstanding (December 31, 2009 - 65,773,032). All per share amounts below are in Canadian dollars which at September 30, 2010 is equivalent to 0.97190 US dollars.

(a)	Share purchase warrants:

As at September 30, 2010, 4,598,350 warrants (December 31, 2009 - 4,599,500) were outstanding and exercisable at a price of CAD$5.00.

(b)	Stock options:

The maximum number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceding the date on which the option is granted. At September 30, 2010, 69,000 shares were available for future grants under the Plan.

	Number of options	Weighted average exercise price (CAD$)

Outstanding at December 31, 2008	3,958,000	$9.30
Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(149,500)	8.32
Exercised - cashless	(525,000)	8.74

Outstanding at December 31, 2009	3,948,500	9.45
Granted	640,000	9.93
Cancelled	(510,000)	10.62
Exercised for cash	(153,500)	5.86
Exercised - cashless	(355,000)	7.95
Outstanding at September 30, 2010	3,570,000	$9.66

Of the 508,500 options exercised during the nine months ended September 30, 2010, 355,000 vested options were exercised by the holders in exchange for the issue of 82,724 common shares by way of a cashless stock option exercise. The Company accounted for the 272,276 shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise. On the re-purchase of these shares the Company recognized a net $486 credit to contributed surplus, being the excess of their carrying value over the deemed cost.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

9.	Shareholders equity (continued):

(b)	Stock options (continued):

All options granted and outstanding as at September 30, 2010 were fully exercisable on the various grant dates.

At September 30, 2010, the following stock options were outstanding and exercisable.

Number	Exercise price (CAD$)	Expiry date
835,000	$ 9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
45,000	12.46	March 12, 2012
960,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
285,000	10.58	May 7, 2013
685,000	9.76	May 7, 2013
515,000	10.02	May 19, 2015
50,000	9.32	August 23, 2015
50,000	9.52	September 1, 2015
3,570,000

(c)	Stock option compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 100,000 and 640,000 options, respectively, during the three and nine months ended September 30, 2010 (2009 – nil and 765,000). The weighted average assumptions used in calculating the fair value of the options granted during the three and nine months ended September 30, 2010 were: risk-free interest rate – 2.10% and 2.33% (2009 – nil and 1.98%), expected volatility – 54% and 52% (2009 – nil and 67%), and expected life of the option – 59 and 59 months (2009 – nil and 47 months). The weighted average grant-date fair value of the options granted during the three and nine months ended September 30, 2010 was CAD$4.54 and CAD$4.67 (2009 – nil and CAD$5.04). Total compensation expense charged to income for the three and nine months ended September 30, 2010 was $258 and $2,724 (2009 – nil and $3,387).

(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. As at September 30, 2010 the Company is not subject to externally imposed capital requirements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities:

Under Canadian GAAP, acquisition costs are capitalized to mineral property, plant and equipment. Under US GAAP, certain of these costs were expensed. Mineral property acquisition costs of $9,132, net of accumulated depletion of $544 (December 31, 2009 - $9,406 and $270, respectively), expensed under US GAAP remain capitalized for Canadian GAAP accounting purposes.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for nine months ended September 30, 2009, includes sales of $18,734 and operating expenses of $15,745 which were deferred for Canadian GAAP. In addition, under Canadian GAAP the sales and operating expenses capitalized prior to commencement of commercial production are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows used in or provided by operating activities.

As at September 30, 2010, $1,377 of pre-commercial operating costs, net of incidental revenues, remains capitalized for Canadian GAAP purposes (December 31, 2009 - $1,418).

Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Under the Company’s Canadian GAAP accounting policy, these costs are capitalized to the mineral property in certain circumstances and depleted on a units of production basis over the reserves that directly benefit from stripping activity. Therefore, additions to the deferred stripping cost balance capitalized under Canadian GAAP are charged to earnings as incurred for US GAAP. For the three months ended September 30, 2010, $4,017 (September 30, 2009 - $875) of stripping costs, net of depletion of $31 (September 30, 2009 - $nil), which were capitalized under Canadian GAAP, were expensed under US GAAP. For the nine months ended September 30, 2010, $9,657 (September 30, 2009 - $875) of stripping costs, net of depletion of $117 (September 30, 2009 - $nil), which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition under Canadian GAAP the stripping costs are classified as cash flows used in investing activities whereas under US GAAP these amounts are classified as cash flows used in operating activities.

As at September 30, 2010, $12,599 of stripping costs remain capitalized for Canadian GAAP purposes (December 31, 2009 - $2,942).

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	United States generally accepted accounting principles (continued):

(b)	Convertible notes:

Issue costs totaling $590 (December 31, 2009 - $947), net of amortization, attributable to the liability component of the convertible notes are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, at September 30, 2010, for US GAAP purposes, mineral property, plant and equipment has been increased by $15,688 (December 31, 2009 - $16,159) and amortization for the three and nine months ended September 30, 2010 would have been higher by $173 and $471, respectively (2009 - $160 and $560).

(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

For the three months ended September 30, 2010, the mark-to-market loss was $2,250 (2009 - $9,073). For the nine months ended September 30, 2010, the mark-to-market gain was $2,730 (2009 - loss of $15,962). The fair value of the warrants of $22,436 as at September 30, 2010 (December 31, 2009 -$25,166), is based on the quoted market value of these warrants, and is classified in Level 1 of the fair value hierarchy.

(e)	Stock option compensation:

Under US GAAP, stock-based compensation expensed for the period would be classified in general and administrative expenses.

The total intrinsic value of options exercised during the three and nine months ended September 30, 2010 was $456 and $1,316, respectively (2009 - $16 and $590). The total intrinsic value and weighted average contractual term of vested options at September 30, 2010 is $1,670 and two years, respectively.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	United States generally accepted accounting principles (continued):

(f)	The effect of the above on the financial statements for the period ended September 30 is as follows:

	Three months ended September 30,		Nine months ended September 30,
Statements of Operations and Deficit	2010	2009	2010	2009

Net loss per Canadian GAAP	$(4,821)	$(667)	$(6,007)	$(8,604)
Adjustments related to:
Start-up activities (a)	-	-	-	2,989
Amortization of start-up activities (a)	15	14	41	14
Amortization of mineral property costs (a)	101	93	274	165
Deferred stripping (a)	(4,017)	(875)	(9,657)	(875)
Amortization of capitalized interest (c)	(173)	(160)	(471)	(560)
Mark-to-market gain (loss) on warrants (d)	(2,250)	(9,073)	2,730	(15,962)
	(6,324)	(10,001)	(7,083)	(14,229)
Net loss and comprehensive loss per US GAAP	$(11,145)	$(10,668)	$(13,090)	$(22,833)
Net loss per share - basic and diluted	$(0.17)	$(0.18)	$(0.20)	$(0.39)

Balance Sheets	September 30, 2010	December 31, 2009
Assets per Canadian GAAP	$293,539	$280,214
Adjustments related to:
Mineral property costs (a)	(9,132)	(9,406)
Start-up activities (a)	(1,377)	(1,418)
Deferred Stripping (a)	(12,599)	(2,942)
Capitalized interest and accretion of convertible notes (c)	15,688	16,159
Convertible note issue costs (b)	590	947
	(6,830)	3,340
Assets per US GAAP	$286,709	$283,554

Liabilities per Canadian GAAP	$99,960	$84,228
Adjustments related to:
Convertible note issue costs (b)	590	947
Warrants (d)	22,436	25,166
	23,026	26,113
Liabilities per US GAAP	$122,986	$110,341

Shareholders’ equity per Canadian GAAP	$193,579	$195,986
Adjustments related to:
Mineral property costs (a)	(9,132)	(9,406)
Start-up activities (a)	(1,377)	(1,418)
Deferred stripping (a)	(12,599)	(2,942)
Capitalized interest and accretion of convertible notes (c)	15,688	16,159
Warrants (d)	(22,436)	(25,166)
	(29,856)	(22,773)
Shareholders’ equity per US GAAP	$163,723	$173,213

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2010 and 2009

10.	United States generally accepted accounting principles (continued):

(g)	Income taxes:

The Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2002 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	September 30, 2010	December 31, 2009
Balance, beginning of period	$1,312	$1,312
Increase based tax positions related to current period	3,573	-
Decrease relating to settlement with tax authorities	-	-
Decrease relating to lapse of applicable statutory limitations	-	-
Balance, end of period	$4,885	$1,312

Recognition of $1,312 of the benefit would decrease the effective tax rate.

The Company has not recognized interest accrued related to the unrecognized tax benefits as the Company does not expect to pay taxes currently on this amount due to available loss carry forward amounts in the relevant jurisdictions.

(h)	New accounting pronouncements:

The FASB has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special-purpose entity, establish new criteria for consolidation of variable interest entities, and create more stringent conditions for the treatment of transfers of financial assets. The statements were effective for the Company on January 1, 2010. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted. The Company has early adopted this standard effective January 1, 2010 with no effect on the consolidated financial statements.